FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 7, 2008

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.   Cellcom Israel Announces changes to date and agenda of Annual General Meeting of Shareholders; Amendments to incentive plan

2.   Notice of the 2008 Annual General Meeting of Shareholders and Proxy Statement

CELLCOM ISRAEL LTD. ANNOUNCES CHANGES TO DATE
AND AGENDA OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS; AMENDMENT TO INCENTIVE PLAN

NETANYA, Israel, July 7, 2008 – Cellcom Israel Ltd. (NYSE: CEL) announced today that the 2008 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) scheduled to be held on July 30, 2008, will be held instead on August 18, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, and will include an additional matter: amendment of certain terms of outstanding options as well as a change of one of the director nominees. The record date for the Meeting is July 17, 2008. A proxy statement describing the various matters on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be mailed to the Company’s shareholders that hold shares registered with American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the Meeting is as follows:
(1)	reelection of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker and Shlomo Waxe as directors and election of Haim Gavrieli and Ari Bronshtein as directors;

(2)	approval of a related party transaction - grant of letters of exemption and indemnification to office holders who are controlling shareholders;

(3)	approval of a related party transaction – amendment of certain terms of outstanding options held by our Chairman of the Board;

(4)	reappointment of Somekh Chaikin as our independent auditor; and

(5)	consideration of our audited financial statements for the year ended December 31, 2007.

Quorum
Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1 , 3 and 4 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.
Item 2 requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one third of the votes of shareholders voting on the matter who do not have a personal interest in the proposed resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the proposed resolution does not exceed one percent of the outstanding voting power in the Company.
Item 5 will not involve a vote.

Amendment to Employee Share Incentive Plan
On July 6, 2008, the Company’s audit committee and board of directors approved an amendment to the Company’s 2006 Share Incentive Plan (the “Plan”).  The Plan previously provided that the vesting of options and restricted share units (“RSUs”) (together “Awards”)

issued under the Plan would fully accelerate prior to the occurrence of certain Corporate Transactions, as defined under the Plan, and immediately terminate upon the effective date of any such Corporate Transaction if not exercised by such date. The events constituting Corporate Transactions include, among others, a decrease in share ownership by Discount Investment Corporation Ltd. and its subsidiaries (“DIC”) to less than 50.01% of the Company’s outstanding share capital.  As of June 30, 2008, DIC holds approximately 50.5% of the Company’s outstanding share capital.
The amendments to the Plan include (1) changing the 50.01% threshold to a trigger when DIC ceases to control (as such term is defined in the Israeli Securities Law, 1968) the Company; and (2) requiring the Company to provide each grantee with a ten-day period to exercise the Awards upon a Corporate Transaction. Such amendments are intended to apply also with respect to outstanding options.
The first change requires the consent of each grantee with respect to the options currently held by him or her. All option holders have consented to the first change described above with respect to the options held by them. Mr. Erel’s consent is subject to approval of the change by the Company’s competent bodies.   No RSU’s have been granted under the Plan.
The Company’s audit committee and board of directors further approved a change to the terms of outstanding options for grantees who consent to the first change described above, to allow, if the grantee is dismissed without cause, up to additional six (6) months from the Date of Cessation, as defined under the Plan, for vesting of the third or forth portions to occur.

The changes in regards to Ami Erel require the further approval of the Company’s shareholders.

The Company is examining the accounting implications of DIC's holdings decreasing below 50.01%, which may require the Company to accelerate the remaining unrecognized option related expenses (amounting to appx. NIS 20 million, as of March 31, 2008).

For additional information regarding the Plan and the options outstanding thereunder, please see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “Item 6. Directors, Senior Management And Employees – E. Share Ownership – 2006 Share Incentive Plan”.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3.096 million subscribers (as at March 31, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).
For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

CELLCOM ISRAEL LTD.

NOTICE OF THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on August 18,  2008, at 4: 00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)	reelection of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker and Shlomo Waxe as directors and election of Haim Gavrieli and Ari Bronshtein as directors;

(2)	approval of a related party transaction - grant of letter of exemption and indemnification to office holders who are controlling shareholders;

(3)	approval of a related party transaction - amendment of certain terms of outstanding options held by our chairman of the board;

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(5)	consideration of our audited financial statements for the year ended December 31, 2007.

Shareholders of record at the close of business on July 17, 2008 (“Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States. If a shareholder’s shares are held by a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at the address set forth above, Attention: Liat Menahemi-Stadler, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by that member of the Tel Aviv Stock Exchange. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi-Stadler
General Counsel and Corporate Secretary

 Dated:  July 7, 2008

  CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2008 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2008 Annual General Meeting of Shareholders.  The Meeting will be held on August 18, 2008, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	reelection of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker and Shlomo Waxe as directors and election of Haim Gavrieli and Ari Bronshtein as directors;

(2)	approval of a related party transaction - grant of letter of exemption and indemnification to office holders who are controlling shareholders;

(3)	approval of a related party transaction - amendment of certain terms of outstanding options held by our chairman of the board;

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors; and

(5)	consideration of our audited financial statements for the year ended December 31, 2007.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on July 17, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 17, 2008 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On June 30, 2008, 97,728,429 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise significant influence over us. In this context, holding 25% or more of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other cellular services. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” of our Annual Report for 2007 on Form 20-F and our principal license, a convenience English translation of which is an exhibit to our Annual Report. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not be entitled to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of shareholders, such shareholder must certify that his, her or its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Since it is highly unlikely that any of the Company’s shareholders has lost their rights to vote their Ordinary Shares pursuant to the Company’s licenses and to avoid confusion, the enclosed form of proxy includes a certification that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If your holdings do so contravene, then you are not entitled to vote such shares and you should not sign or send the form of proxy.  If only a portion of your holdings so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's General Counsel for guidance at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

Share Ownership

The following table sets forth, as of June 30, 2008, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to beneficially own more than 5% of our outstanding Ordinary Shares and (ii) all of our directors and executive officers as a group. The voting rights of all our Ordinary Shares are the same. As of June 30, 2008, 97,728,429 of our Ordinary Shares were outstanding.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd. ("DIC")*	54,750,000	56.02%

Directors and executive officers as a group (21 persons)**	54,929,892	56.2%

*
Includes 24,375,855 ordinary shares held by two wholly-owned subsidiaries of DIC (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 5,362,500 ordinary shares, representing approximately 5.5% of our issued and outstanding shares, held by four shareholders whose voting rights are vested in DIC. DIC is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd., or IDB, IDB Development and DIC are public Israeli companies traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the board of directors and Chief Executive Office of IDB, the Chairman of the board of directors of IDB Development and DIC and one of our directors) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 54.72% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) holds, directly and through a wholly-owned subsidiary, approximately 13.26% of the outstanding shares of IDB; and

•
Manor Holdings B.A. Ltd., or Manor, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors, Deputy Chairman of the board of directors of IDB, and a director of IDB Development and DIC, and their son Dori Manor is a director of IDB, IDB Development and DIC) holds, directly and through a majority-owned subsidiary, approximately 13.24% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB held by these subsidiaries, constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Certain of the foregoing shares of IDB have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares.

**
Includes 179,892 shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following, June 30, 2008. However, the terms of the 2006 Share Inventive Plan provide for a net exercise mechanism, the result of which is to require us to issue a smaller number of ordinary shares than represented by the outstanding options. Unless our Board of Directors otherwise approves, the number of ordinary shares issuable by us upon the exercise of an option will represent a market value that equals the difference between the market price of the ordinary shares and the option exercise price of the  exercised options, at the date of exercise. Also includes the 54,750,000 shares beneficially owned by DIC, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares.

AGENDA OF THE 2008 ANNUAL GENERAL MEETING

Item 1 – Election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Ami Erel, Shay Livnat, Raanan Cohen, Avraham Bigger, Rafi Bisker and Shlomo Waxe and to elect Haim Gavrieli and Ari Bronshtein to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal. Mr Oren Lieder will cease to serve as a director of the Company at that time, at Mr Lieder’s request. Mr. Shlomo Waxe is an “independent director” under the rules of the Sarbanes-Oxley Act applicable to audit committee members. These nominees have been approved by our Board of Directors.  Our statutory external directors, Ronit Baytel and Joseph Barnea, who were elected on May 8, 2007 for a three-year term, will continue to serve.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will be entitled to appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will be entitled to appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors.  Accordingly, DIC has designated Nochi Dankner and Issac Manor as its appointees to our Board of Directors as of February 2007, and their re-election does not require approval of the shareholders at the Meeting.

 A brief biography of each nominee is set forth below:

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of DIC since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of NetVision Ltd., where he served prior to March 2007 and continues to serve from January 2008, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq.  Mr. Erel also serves as the Chairman of the board of directors of Koor Industries Ltd. and as a member of the boards of directors of Makhteshim-Agan Industries Ltd., Shufersal Ltd., Property and Building Corporation Ltd. and other IDB group companies.  Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel since 2005.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Shay Livnat has served as a member of our Board of Directors since 2005.  Mr. Livnat has served as the Chief Executive Officer of Zoe Holdings Ltd., a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies, which was founded by him in 1988, since 2001.  From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd.  Mr. Livnat also serves as a member of the boards of directors of IDB Development, Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and various private companies.  Mr. Livnat serves as a member of the executive committee of the University of Haifa.  Mr. Livnat holds a B.A. in electrical engineering from Fairleigh Dickinson University in New Jersey, USA.

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he served as Chief Executive Officer of Scailex Corporation Ltd..  Since 2001 he has served as Vice President of DIC, having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of DIC.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd., Property and Building Corporation Ltd. and various private companies.  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv

University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Avraham Bigger has served as a member of our Board of Directors since 2005.  Mr. Bigger is the owner and managing director of three family-owned companies. Since October 2006, Mr. Bigger has served as the Chairman, and since January 2007 he has also served as Chief Executive Officer, of Makhteshim-Agan Industries Ltd. From June 2003 to July 2007, Mr. Bigger served as the Chairman of the board of directors of Shufersal Ltd. Mr. Bigger also serves as the chairman of the boards of directors of various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the boards of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of Shufersal Ltd. and as the Chairman of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. and Ganden Real Estate Ltd.   From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB, IDB Development, DIC, Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of Tambour Ltd., C. Mer Industries Ltd. and Shrem, Fudim – Technologies Ltd.  Mr. Waxe holds a B.A. in political science from the University of Haifa.

Haim Gavrieli has served as Executive Vice President of IDB Development  since 2006 and also serves as a member of the boards of directors of Koor Industries Ltd., Makhteshim-Agan Industries Ltd., NetVision Ltd., and other IDB group companies and various private companies. Mr. Gavrieli also serves as the Deputy Chairman of Shufersal Ltd. From April 2005 to November 2006 he has served as Vice President of IDB Development, From April 2001 to April 2005, he has served as personal assistant to the chairman of IDB and also as personal assistant to the Chairman of Ganden Holdings Ltd., and previously, from 1999 to 2001, Mr Gavrieli has served as an advisor to the Israeli Minister of Finance. Mr. Gavrieli holds a B.A. in  political science and sociology from the University of Haifa and an  M.A. in management from the University of Haifa.

Ari Bronshtein has served as Vice-President of DIC since January 2006 and as a member of the board of directors of Elron Electronic Industries Ltd., American Israeli Paper Mills Ltd., Maxima Air Separation Center Ltd. and various private companies. Mr. Bronshtein had served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. and Koor - Tadiran Gemel. From 2004 to 2005, he has served as Vice President and head of the Economics and Business Development division of Bezeq and from 2000 to 2003, as Director of Finance and Investments at Bezeq. From 1999 to 2000, he has served as Manager of business analysis at Comverse Technologies, Inc. Mr. Bronshtein holds a B.A. in Finance and Management and M.Sc. Degree in Finance and Accounting, both from Tel Aviv University.

Required Approval

The affirmative vote of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ami Erel be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shay Livnat be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Raanan Cohen be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avraham Bigger be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Rafi Bisker be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Haim Gavrieli be elected to the Board of Directors of the Company, effective immediately.”

RESOLVED, that Ari Bronshtein be elected to the Board of Directors of the Company, effective immediately.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2	- Grant of a Letter of Exemption and Indemnification to Office Holders who are Controlling Shareholders

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to exempt an office holder in advance from liability to the Company for a breach of his or her duty of care and to indemnify an office holder for certain liabilities and expenses incurred by him or her in the capacity of an office holder in the Company, subject to certain conditions and limitations. For example, the proposed indemnification and exemption would not apply to any monetary liability incurred as a result of any of the following:

·
a breach by the office holder of his or her duty of loyalty unless, with respect to indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

·	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

·	any act or omission done with the intent to derive an illegal personal benefit; or

·	any fine or penalty levied against the office holder.

For more details relating to exemption and indemnification to office holders, please see our Annual Report for 2007 on Form 20-F, “Item 10 – Additional Information – Memorandum and Articles of Association – Indemnification of Directors and Officers”.

We have previously received all the required corporate approvals to provide exemption and indemnification letters to our current and future office holders (as defined in Appendix A) in the form attached hereto as Appendix A, other than office holders who are our controlling shareholders.

On June 12, 2008, our audit committee and board of directors approved to provide exemption and indemnification letters to our office holders serving from time to time in such capacity who are, or are related to, our controlling shareholders. Currently, Mr. Nochi Dankner, Mr. Isaac Manor and Mr. Shay Livnat are our directors who are, or are related to, our controlling shareholders.

At the Meeting, the shareholders will be asked to approve that exemption and indemnification letters in the form attached as Appendix A hereto  - the same form of letter that we have provided to our office holders who are not controlling shareholders - be provided to our office holders serving from time to time in such capacity who are, or are related to, our controlling shareholders.

We believe that it is in the Company’s best interest to provide exemption and indemnification letters to our office holders who are our controlling shareholders, to enable us to attract and retain highly qualified directors.

Under the Israeli Companies Law, the adoption of the proposed resolution in this matter requires the approvals of the audit committee, board of directors and shareholders general meeting, in that order.

Required Majority

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one third of the votes of shareholders voting on the matter who do not have a personal interest in the proposed resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the proposed resolution, does not exceed one percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed  resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve that exemption and indemnification letters, substantially in the form attached as Appendix A hereto, be provided to our office holders serving from time to time in such capacity who are, or are related to, our controlling shareholders.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Amendment of Certain Terms of Outstanding Options held by our Chairman of the Board

On July 6, 2008, the Company’s audit committee and board of directors approved amendments to the Company’s 2006 Share Incentive Plan (the “Plan”) and an amendment of certain terms of outstanding options. The Plan previously provided that the vesting of options and restricted share units (“RSUs”) (together “Awards”) issued under the Plan would fully accelerate prior to the occurrence of certain Corporate Transactions, as defined under the Plan, and immediately terminate upon the effective date of any such Corporate Transaction if not exercised by such date. The events constituting Corporate Transactions include, among others, a decrease in share ownership by DIC and its subsidiaries  to less than 50.01% of the Company’s outstanding share capital.  As of June 30, 2008, DIC and its subsidiaries holds approximately 50.5% of the Company’s outstanding share capital. The amendments to the Plan include (1) changing the 50.01% threshold to a trigger when DIC ceases to control (as such term is defined in the Israeli Securities Law, 1968; namely the ability to direct a company's activities) the Company and (2) requiring the Company to provide each grantee with a ten day period to exercise the Awards upon a Corporate Transaction; The Company’s audit committee and board of directors further approved a change to the terms of outstanding options held by grantees who consent to the first change described above, to allow, if the grantee is dismissed without cause, up to additional six (6) months from the Date of Cessation, as defined under the Plan, for vesting of the third or forth portions to occur, as the case may be. The first change requires further the consent of each grantee with respect to the options currently held by him or her. Mr. Ami Erel, the Chairman of the Board of the Company has consented to the first change described above with respect to the 337,500 options currently held by him, subject to its approval by the Company’s competent bodies. All other option holders have consented to that change, as well.

Under the Israeli Companies Law, matters relating to the compensation of directors require the approvals of the audit committee, board of directors and shareholders, in that order. Mr. Ami Erel, the Chairman of the Board of the Company, is our only director who holds options.  At the Meeting, the shareholders will be asked to approve the amendments described above with respect to the options currently held by Mr. Erel, substantially in the form attached as Appendix B hereto.

Required Majority

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the amendment to the terms of all outstanding options held by Mr. Ami Erel, substantially in the form attached as Appendix B hereto.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Reappointment of Independent Auditors

At the Meeting, pursuant to the recommendation of our Audit Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. We intend to reappoint Somekh Chaikin as the auditor of our controlled subsidiaries, as well. Somekh Chaikin have no other relationship with us or with any of our affiliates, except as auditors and tax consultants. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our Board of Directors has delegated to our Audit Committee the authority to fix the fees paid to our independent auditors.  Such fees for the past fiscal year are disclosed under Item 16C of our Annual Report for the year 2007 on Form 20-F, and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Somekh Chaikin, be reappointed as the independent auditors of the Company until the 2009 Annual General Meeting.”

Our Audit Committee recommends a vote FOR approval of the proposed resolution.

Item 5 - Consideration of the 2007 Financial Statements

Our audited financial statements for the year ended December 31, 2007 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on March 18, 2008. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. The annual report is also available on our website at http://investors.ircellcom.co.il/sec.cfm. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

By Order of the Board of Directors,

Liat Menahemi-Stadler
General Counsel and Corporate Secretary

Dated:  July 7, 2008

CONVENIENCE TRANSLATION FROM HEBREW THE HEBREW VERSION IS THE BINDING VERSION

Appendix A to the Proxy Statement
Date: ____________
To: ____________________

From: Cellcom Israel Ltd. (henceforth the "Company")

Letter of Exemption and Indemnification

Whereas Article 61 of the Articles of Association of the Company allow the Company to exempt office holders from liability and give office holders an advanced undertaking to indemnify them;

And whereas the Board of Directors of the Company in its resolutions and, where required, the Company's general meeting in its resolutions as well, after approval for such was received from the Audit Committee of the Company, approved the provision by the Company to office holders, as defined below,  of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for their liability, in accordance with the conditions detailed in this letter of exemption and indemnification, and provided that the total of all the amounts of indemnification payable in accordance with all the letters of exemption and indemnification provided and/or that will be provided by the Company in accordance with the indemnification decisions, as defined below, , will not exceed the maximum indemnification amount as defined in paragraph 5 below;

We therefore notify you as follows:

Definitions
In this letter of exemption and indemnification, the following terms shall have the meaning set beside them:
"Indemnification Decisions" – decisions of the authorized bodies of the Company, that were received or will be received from time to time in the past or in the future, as required by law, approving the provision to office holder, as defined below, of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for his or her liability as an office holder as aforesaid.
"Office Holder" – an office holder, as defined in the Companies Law, 5759 – 1999 (henceforth – the "Companies Law") in the Company, and also a person who, in accordance with a decision of the Board of Directors, serves as an office holder in another company, partnership or any other corporation whatsoever, of which the Company holds the means of control (henceforth – "other company"), including every such office holder who served in the past or will serve in the future in such positions, and a position holder in the Company and/or in other company, including one holding a position in the past and/or in the future, to whom the Board of Directors of the Company decides to give a letter of exemption and indemnification for his or her liability as an office holder as aforesaid.
"Action" (or any derivative thereof) – an act, including a decision and/or a failure to act (or any derivative thereof) by implication, which an office holder, as defined above, did or will do by virtue of his or her said position, including such actions carried out before the date of this letter of exemption and indemnification.
"Means of Control" – as defined in the Companies Law.
"Third party" – excluding any one of the shareholders of the Company or any one on their behalf.
"Distribution" – as defined in the Companies Law.

Exemption from Liability
1.
The Company hereby exempts you in advance of any liability for any damage caused to it due to a breach of your duty of care towards it in your actions by virtue of your position as an office holder, and subject to those limitations determined by any law. It is hereby clarified that the Company does not exempt you in advance from your liability towards it due to a breach of duty of care in an allocation, inasmuch as such applies to you, if at all.

Indemnification - General
2.
The Company hereby undertakes to indemnify you for indebtedness or expense as detailed in Paragraph 4 below, which may be imposed upon you or which you paid following actions you took by virtue of your being an office holder, inasmuch as the indebtedness or expense was not actually paid by an insurance policy or an indemnification of a third party.

Restrictions
3.	The provisions of this letter of exemption and indemnification are subject to the provisions of Chapter 3 of Part 6 of the Companies Law.

Scope of the Indemnification
4.        The undertaking of indemnification stated in Paragraph 2 above, will apply to indebtedness or expense imposed upon you or paid by you, as follows:

4.1
Monetary indebtedness imposed upon you for the benefit of another person by a court ruling, including a judgment given in a compromise or an arbitrator's rulling approved by court, due to actions you carried out by virtue of your being an office holder related, directly or indirectly, to one or more of the events detailed in the appendix to this letter of exemption and indemnification (henceforth – "the Appendix") provided that the maximum amount of indemnification will not exceed the amount detailed in Paragraph 5 below;

4.2
Reasonable litigation expenses, including attorney's fees, which you spent because of an investigation or proceedings which was conducted against you by an authority authorized to conduct an investigation of proceedings, and which concluded without filing an indictment  against you and without a monetary indebtedness being imposed upon you instead of criminal proceedings, or which concluded without filing an indictment against you but with a monetary indebtedness being imposed upon you instead of criminal proceedings in a criminal offence not requiring criminal proof of Mens Rea; in this paragraph – conclusion of proceedings without  filing an indictment in a matter in which a criminal investigation was initiated – shall mean closing the case in accordance with Section 62 of the Criminal Procedure Law [Integrated Version], 5742 – 1982 (in this Paragraph – the Criminal Procedure Law), or a stay in proceedings by the Attorney General in accordance with Section 231 of the Criminal Procedure Law;

"Monetary indebtedness instead of criminal proceedings" - monetary indebtedness legally imposed instead of criminal proceedings, including an administrative fine in accordance with the Administrative Offences Law, 5746-1985, a fine for an offence determined to be an offence punishable by fine in accordance with the provisions of the Criminal Procedure Law, a monetary sanction or redemption;

4.3	Reasonable litigation expenses, including attorney's fees, which you will pay or for which you will be made liable by the court, in proceedings conducted against you by or in the name of the Company or by another person, or in a criminal indictment from which you will be acquitted, or in a criminal indictment in which you will be convicted of a crime not requiring proof of Mens Rea.

Payments under the Letter of Indemnification
5.
5.1
The amounts which the Company will pay in accordance with Paragraph 4.1 above to all office holders in the aggregate, in accordance with all letters of exemption and indemnification that were issued and /or will be issued in accordance with the indemnification decisions (henceforth – the "letter of indemnification"), will not exceed an amount equivalent to all the insurance payments, which the Company will receive from time to time in the framework of any Office Holders' Liability Insurance in the Company, with the addition of an amount equivalent to 30% of the shareholders' equity of the Company as per its audited financial statements for 31.12.2001, after being adjusted from time to time to the rate of increase of the Consumers Price Index from that date (henceforth – "the maximum indemnification amount").

5.2
If and to the extent that the total of all the amounts which the Company will be required to pay in accordance with Paragraph 4.1 above at any date whatsoever, with the addition of the total of all the amounts that the Company has paid up to that date, in accordance with the letters of indemnification as defined in Paragraph 5.1 above, will exceed the maximum indemnity amount, the maximum indemnity amount, or the balance remaining of it, respectively, will be divided between the office holders who will be entitled to the said amounts in respect of claims made by them to the Company under the letters of indemnification and were not paid to them prior to that date, so that the amount that each one of the said office holders will actually receive will be calculated according to the ratio between the amount due to each one of the office holders and the amount due to all the said office holders, in the aggregate, at that date in respect of these claims.  If it becomes clear at a later date, that amounts which the Company was required to pay have become available, whether because of that stated in Paragraph 7 below  or because of the dismissal of claims against office holders without the need to pay for them all or part of the amounts that the office holder claimed, the balance of the indemnification amount will be increased by the amounts made available and all the office holders who received only their relative share as stated above will be entitled to their relative share, pro rata, of the amounts made available.

5.3
In order to clarify the manner of calculation detailed in Paragraph 5.2 above, we shall give the following example: let us assume that the maximum indemnity amount is 500.  At a certain date, Office Holder A was paid an amount of 100 in respect of an indemnification given to him.   As a result, the balance for indemnification after the payment stands at 400.  At a later date, Office Holders B, C and D were sued, and they claim indemnification from the Company in the amounts of 100, 200, and 300 respectively.  In such a case, since the amount of indemnification claimed (600) is larger than the balance for indemnification (400), the balance will be divided proportionately between the office holders in the following manner: Office holder B will receive 400*100/600, Office holder C will receive 400*200/600, and Office holder D will receive 400*300/600.  If after the said payment, it will become clear that Office holder A was not entitled to indemnification, an amount of 100 will become available and it will be returned to the general fund.  The amount that become available (100) will be divided proportionately between B, C and D so that B will be paid an additional amount of 100*100/600, C will be paid an additional amount of 100*200/600, and D will be paid an additional amount of 100*300/600.

5.4
In any event the amount of indemnification paid to you by the Company, together with the amounts paid to you in the framework of an insurance policy and/or in accordance with an undertaking of indemnification by any third party whatsoever, will not exceed the amount of monetary indebtedness and/or expenses as stated in Paragraph 4 above, which was borne or incurred by you. For this matter, the amounts of the self participation according to the insurance policy, if such were set, will be considered as amounts not actually paid. If the Company will pay you or in your place amounts which you are entitled to receive in accordance with the insurance policy and/or in accordance with the undertaking of indemnification by any third party whatsoever, then you will assign the Company your rights to receive the sums in accordance with the insurance policy or the undertaking of indemnification by a third party, inasmuch as there is no impediment to the assignment of these rights, and you will authorize the Company to collect these amounts in yourname, inasmuch as required to carry out the provisions of this Paragraph. If you collected directly from the insurance company or from any third party whatsoever, these amounts will be returned by you to the Company in accordance with the provisions of Paragraph 7 below.

Operation
6.	In any event in respect of which you may be entitled prima facie to indemnification in accordance with this letter of Indemnification, the parties will act as follows:

6.1
Subject to any laws, the Company will notify you of any suspicion or threat that legal proceedings, an investigation or proceedings by an authorized authority, may be initiated against you, this with due promptness after it first became known to the Company, and no later than at the end of 10 business days after it first became known to the Company, and will give you, without delay, a copy of any document connected with the proceedings served to it by the originator of the proceedings.

6.2
Subject to any laws, you will notify the Company of any legal proceedings, investigation or proceedings by an authorized authority, initiated against you, and of any suspicion or threat that such will be initiated against you, this with due promptness after it first became known to you, and no later than at the end of 10 business days after it first became known to you, and you will give the Company or to whom it directs, without delay, a copy of any document connected with the proceedings served to you by the originator of the proceedings.

6.3
The Company will be entitled to take over the conducting of your legal defense in the framework of such proceedings and/or transfer the said conducting to a reputable attorney with experience in the relevant field whom the Company will choose for this purpose. The Company may appoint an attorney as stated above provided that your agreement is given in advance, inwriting, to the identity of the attorney. However, your said agreement will only be withheld on reasonable grounds, including due to circumstances in which there is, in your reasonable opinion, a conflict of interests between your defense and that of the Company or another office holder. In the event of such conflict of interests, a separate attorney acceptable to you will be appointed on for you, in order to protect your personal interests.  Subject to the aforesaid, the Company and/or any such lawyer are entitled to act in the framework of the said conducting while reporting to you on a current basis and consulting with you.

The Company and/or the said attorney will be allowed to bring the proceedings to a conclusion.  However, the Company and/or the attorney will not agree to a compromise being made, as a result of which you will be convicted of a criminal offense or you will be required to pay amounts for which you will not be indemnified in accordance with this letter of indemnification and you will not be paid in the framework of the insurance purchased by the Company or in the framework of an indemnification by a third party, except with your prior consent in writing. The Company will not agree to decide in a dispute by way of arbitration except after your prior consent in writing was received. However, your said consent will not be withheld except on reasonable grounds.

At the request of the Company, you will sign any document authorizing the Company and/or any such attorney to conduct in your name your defense in the framework of those proceedings and to represent you in everything connected to the same, in accordance with the aforesaid.

6.4
You will cooperate with the Company and/or any such attorney in every reasonable way required of you by any of them in the framework of their conducting concerning those proceedings, including dedicating all the time required for dealing with those proceedings, signing requests, statements, powers of attorney and any other document, provided that the Company will take care of full cover of all the expenses involved so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5 above.

6.5
The Company will not be obligated to indemnify you for any amount which will be charged to you following a compromise or arbitration arrangement, unless the Company's consent was given in advance in writing to the compromise arrangement or the carrying out of that arbitration, respectively.

6.6
Whether the Company exercises its right in accordance with Paragraph 6.3 above or not, the Company will take care of full cover of all the litigation expenses stated in Paragraphs 4.2 and 4.3 above, and will pay those expenses so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5.4 above.

Subject to Paragraph 7.1 below, amounts that will be paid by the Company as stated above will be credited as an advance payment on account of the indemnification amount to which you will be entitled in accordance with this letter of indemnification.

6.7
Upon your request to make a payment in connection with any event whatsoever in accordance with this letter of indemnification, the Company will take all the steps required by law for its payment, and will act to arrange for any approval that may be required in connection with the same, if required.

6.8
At any time, you may contact the Corporate Secretary and receive information regarding the amount of balance remaining for indemnification not yet paid by virtue of the letters of indemnification as defined in Paragraph 5.1 above.

Repayment of Amount of the Indemnity

7.
7.1
If the Company paid you or instead of you any amounts in accordance with this letter of indemnification, including amounts in accordance with Paragraph 6.6 above, and it became clear afterwards that you are not entitled to indemnification from the Company for those amounts, the amounts will be considered as a loan provided to you by the Company which will bear interest at the minimum rate determined in accordance with section 3 (i) of the Income Tax Ordinance, or any other law which will replace it, as may be from time to time, and which does not represent a taxable benefit to you.

In the said event, you will repay the loan when required in writing by the Company to do so, and in accordance with a payment arrangement which the Company will decide, with the approval of the Audit Committee of the Company.

It is hereby clarified that, in the event that the Company paid you, or instead of you, litigation expenses, including attorney's fees, following an investigation or proceedings carried out against by the authorized authority, or concerning criminal proceedings initiated against you, these amounts will be considered as a loan the Company provided you, on the conditions stated in this Section.  If and when it will be made clear that the Company may legally indemnify you for these amounts, these amounts will become indemnification amounts paid to you by the Company in accordance with this letter of indemnification, you will not be required to refund them to the Company, the interest in respect of them will be waived, and the Company will bear tax payments which will therefore apply to you , inasmuch as there will be such.

7.2
It is hereby clarified that amounts ruled in your favor in the framework of legal proceedings, a compromise arrangement or arbitration concerning indebtedness or expenses which were previously paid to you or instead of you by the Company in accordance with this letter of indemnification, will be refunded by you to the Company immediately upon their receipt by you.  In the event that the said amounts were ruled in your favor and you have not yet received them, you will assign the Company your rights for the receipt of the said amounts and/or authorize the Company to collect these amounts in your name.

General

8.
The Company's obligation in accordance with this letter of exemption and indemnification will remain in your favor after the end of your service as an office holder provided that the actions subject to this letter of exemption and indemnification were carried out during your period of service as an office holder.

9.
The Company's obligations in  accordance with this letter of exemption and indemnification will be interpreted widely and in a manner intended for their implementation, inasmuch as permitted by law, for the purpose for which they were intended.  In the event of a contradiction between any provision in this letter of exemption and indemnification and the provision of law which cannot be conditioned upon, changed or added to, the said provision of the law will prevail, but the aforesaid will not impair or derogate from the validity of the other provisions in this letter of exemption and indemnification.

10.
The total of all the indemnification amounts payable in accordance with Paragraph 4.1 of the letter of indemnification which were provided, including those which will be provided in the future, by virtue of the indemnification decisions, will not exceed the maximum indemnification amount as defined in Paragraph 5 above.

11.
This letter of exemption and indemnification will not impair or derogate from future decisions of the Company to provide indemnification in advance or after the fact in any matter subject to all laws, and shall not oblige the Company to provide you additional indemnification to that stated in this letter of exemption and indemnification.

12.	The Appendix to this letter of exemption and indemnification is an integral part thereof.

And as proof the Company appends its signature, by means of its legally authorized signatories.

_____________________________________
Cellcom Israel Ltd.

I confirm receipt of this letter of exemption and indemnification and confirm my consent to its conditions including Paragraph 7 and Paragraph 10 above.

_____________________________________

Appendix

Subject to the provisions of the Companies Law and the letter of indemnification, you will be entitled to indemnification for indebtedness imposed on you in favor of any other person in accordance with a judgment, including a judgment given in a compromise or an arbitration ruling approved by the court, following an action you carried out by virtue of your being an office holder of the Company or of another company as defined in the letter of indemnification, concerning the following events which are expected in the opinion of the Board of Directors of the Company in light of the Company's activity:

1.
A transaction within the meaning of Paragraph 1 of the Companies Law, including the transfer, sale, letting or acquisition of assets or liabilities, including securities, or the giving or receiving of right in any one of them, and an action directly or indirectly involved in such a transaction.

2.	An action, including provision of information and documents, in connection with a transaction as set forth in Paragraph 1 above.
3.
A report or notice served by the Company or on its behalf, to the various supervisory authorities, including, but not limited to, the Ministry of Communications, The Ministry of Treasury, the Ministry for the Environmental protection, the Ministry of Industry, Trade and employment, etc.

4.
A report or notice served by the Company or on its behalf, by virtue of the Communication Laws, Companies Laws, Securities Laws, the various Tax Laws, Untitrust Laws, statutes regulating labor relations or any other law obliging the Company to report or give notice, or a law of another country regulating similar matters and/or avoidance of serving the aforesaid report or notice.

5.	A report or notice to the shareholders, whether regulated by laws of Israeli and/or foreign securities laws, or regulated by other laws.
6.	A report or notice which the Company is obligated to give by power of agreements with credit lenders, institutions and other third parties.
7.
Events in connection with change in ownership of the Company or change in the structure of the Company. Its reorganization, dissolution or any decision concerning them, including, but not limited to, merger, division, change in the capital of the Company, establishment of subsidiaries, their dissolution or sale, issuance and allocation.

8.
An action in the areas of the Company's business in connection with the setting up of sites and construction of technological engineering systems, including matters of Building and Planning, licensing of sites, licensing of businesses, security, insurance, environmental protection.

9.
An action in the area of the Company's business in relation to interface with its customers, including in connection with customer data banks, protection of their privacy and matters covered by Consumer Protection Laws.

10.	An action in the area of the Company's business with relation to the Company's billing interface with its customers, and with other communications operators.
11.
An action connected with the relationships with the various communications operators, dealers, importers, suppliers, consultants and additional bodies with whom the Company enters into agreements and/or cooperates.

12.	An action connected with multi-participant events which the Company is accustomed to hold from time to time with its customers, employees, agents, dealers or suppliers.
13.
A remark, saying including an expression of a position or opinion made in good faith by you as an office holder and by virtue of this position and including within the framework of meetings of the Board of Directors, one of its committees or in meetings of the Management.

14.	The aforesaid will apply with the required adjustments to such actions in "another company".

15.	An offer of securities to the public/or listing of securities for trade in a stock exchange, In Israel or abroad, and publishing of a prospectus for this purpose.
16.	An action, including provision of information and documents, in connection with that stated in Paragraph 15 above.

Appendix B to the Proxy Statement
Amendments to outstanding options

1.	Sub section (i) of “Corporate Transaction” definition (Section 2 to the Plan) will be replaced as follows:

“(i) any event, as a result of which, Discount Investment Corporation Ltd. (“DIC”) ceases to control (as such term is defined in the Israeli Securities Law, 1968) the Company;”

2.	The following shall be added at the end of sub section 11.5 (a) to the Plan:

“11.5 (a) ......“The Company will provide each Grantee with a ten (10) day advanced notice prior to the effective date of a Corporate Transaction and in case no such advance notice is possible and/or the exercise of Awards is restricted under applicable law or regulations during the ten (10) days prior to the effective date of a Corporate Transaction, the Grantee will be entitled to exercise his or her Awards after the effective date of said Corporate Transaction, allowing a ten (10) day period to do so from the later of (i) receipt of such notice, or (ii) removal of all restrictions under applicable law or regulations on the exercise of the Awards, after which any unexercised Awards shall terminate.”

3.
Notwithstanding the provision of 10.1 (a) to the Plan,  in the event of a Cessation of Employment of a Grantee who is an employee of the Company due to dismissal without cause by the Company, or in the event of the removal without cause from office (including by not being reelected for another term) of a Grantee who is a director of the Company (and in any case other than under any of the circumstances detailed in Section 10.1(d) of the Plan), and provided that if within the six (6) month period following the Date of Cessation the third Awards Portion or the forth Awards Portion of the Awards granted to said Grantee would have vested had the Grantee continued to be employed  by the Company or to serve as director of the Company, as the case may be (in accordance with the Vesting Period prescribed for such Awards), such Awards Portion will not terminate immediately on the Date of Cessation and the Grantee will be entitled to exercise  that Awards Portion within 10  days of the date on which such Awards become vested and exercisable  (the third or forth anniversary of the Date of Grant, as applicable). In the event the exercise of Awards is restricted under applicable law or regulations during said ten (10) day period, the Grantee will be entitled to exercise his or her Awards after the lapse of said ten (10) day period, allowing a ten (10) day period to do so from the removal of all restrictions under applicable law or regulations on the exercise of the Awards, after which any unexercised Awards shall terminate.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 7, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel